Filed pursuant to Rule 424(b)(3)
Registration No. 333-195292

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 4, DATED APRIL 8, 2016, TO PROSPECTUS DATED APRIL 29, 2015

This prospectus supplement, dated April 8, 2016 (“Supplement No. 4”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company,” “we,” “us” or “our”), dated April 29, 2015 (the “Prospectus”), as supplemented by Supplement No. 3, dated December 29, 2015 (“Supplement No. 3”). This Supplement No. 4 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 3, and must be read in conjunction with the Prospectus and Supplement No. 3. This Supplement No. 4 forms a part of, and must be accompanied by, the Prospectus and Supplement No. 3.

The primary purposes of this Supplement No. 4 are to:

1.	provide an estimated net asset value (“NAV”) and resulting estimated NAV per share, both as of December 31, 2015;
2.	provide an update on the status of our initial public offering; and
3.	add disclosure relating to our property investments.

Status of the Offering

We commenced our best efforts initial public offering of up to 30.0 million shares of common stock, or Common Shares (excluding shares to be issued under the distribution reinvestment plan, or DRIP), on July 15, 2014. On December 11, 2014, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of 200,000 Common Shares, broke general escrow and issued Common Shares to our initial investors. On January 6, 2015, we received and accepted aggregate subscriptions in excess of $2.5 million of common stock, the minimum offering amount needed in order to release from escrow proceeds received from New York residents and issue Common Shares to such investors. On July 15, 2015, we received and accepted aggregate subscriptions in excess of $15.0 million of common stock, the minimum offering amount needed in order to release from escrow proceeds received from Pennsylvania residents and issue Common Shares to such investors. Because we did not receive aggregate subscriptions in excess of $20.0 million of common stock from Tennessee investors within one year from the effective date of this offering, the escrow agent refunded Tennessee investors’ funds, together with any interest earned on their investments. On August 17, 2015, the Securities Division of the Department of Commerce and Insurance of the State of Tennessee rescinded the minimum aggregate closing amount for Tennessee investors and we are now accepting subscriptions from Tennessee residents.

We will offer shares of our common stock until July 15, 2016, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of March 4, 2016, we had received aggregate gross proceeds of $50.9 million from the sale of approximately 5.2 million Common Shares in our initial public offering (including $2.0 million in Common Shares at a purchase price of $9.00 per Common Share to an entity 100% owned by David Lichtenstein, who also owns a majority interest in our sponsor). We have also issued approximately 55,000 Common Shares under our DRIP. As of March 4, 2016, there were 5.2 million Common Shares outstanding, including shares issued under the DRIP. As of March 4, 2016, there were 24.8 million Common Shares available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Risk Factors

The Risk Factor captioned “The offering price of our Common Shares in this offering was not determined on an independent basis; as a result, the offering price of the Common Shares in this offering is not related to any independent valuation.” on page 45 of the Prospectus is hereby deleted and replaced with the following:

“The offering price of our Common Shares in this offering was determined by our board of directors on an arbitrary basis and may not be indicative of the price at which the shares would trade if they were listed on an exchange or were actively traded by brokers.

Our board of directors arbitrarily determined the offering price of the Common Shares in this offering based primarily on the range of other REITs that do not have a public trading market. Although the offering price of the Common Shares in this offering is currently equal to our estimated net asset value (“NAV”) per share as of December 31, 2015, the valuation methodologies underlying our estimated NAV and NAV per share involve subjective judgments. Valuations of real properties do not necessarily represent the price at which a willing buyer would purchase our properties; therefore, there can be no assurance that we would realize the values underlying our estimated NAV if we were to sell our assets and distribute the net proceeds to our stockholders. In addition, the values of our assets and liabilities are likely to fluctuate over time. Consequently, the offering price of our Common Shares may not reflect the price at which the Common Shares would trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder would receive if we were liquidated or dissolved.”

Estimation of Net Asset Value and Net Asset Value per Share

The following disclosure is hereby added as a new section immediately prior to “MANAGEMENT” on page 80 of the Prospectus:

“ESTIMATION OF NET ASSET VALUE AND NET ASSET VALUE PER SHARE

Estimated NAV and NAV per Share

On March 14, 2016, our board of directors approved our estimated NAV of approximately $40.1 million and resulting estimated NAV per share of $10.00, both as of December 31, 2015, after taking into consideration the special limited partner’s obligation to purchase additional subordinated participation interests in the amount of approximately $3.9 million, which were subsequently purchased for cash during the first quarter of 2016. Our estimated NAV and resulting estimated NAV per share assume a hypothetical liquidation of the Company, and the subordinated participation interests held by the special limited partner have been assigned no value because the estimated NAV per share does not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 6.0% as of December 31, 2015. Additionally, through December 31, 2015, the special limited partner had previously made cash purchases of subordinated participation interests totaling $0.7 million.

The estimated NAV per share was calculated with the assistance of Lightstone Value Plus REIT III, LLC (our “Advisor”) and Marshall & Stevens Incorporated (“M&S”), an independent third-party valuation firm engaged by us to assist with the valuation of our assets and liabilities. The Advisor recommended and the Board of Directors established the estimated NAV per share based upon the analyses and reports provided by the Advisor and M&S. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs,” issued April 29, 2013. We believe that the valuation was developed in a manner reasonably designed to ensure its reliability.

The engagement of M&S was approved by our Board of Directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, including of commercial real estate, debt and real estate-related investments.

M&S prepared appraisal reports (the "M&S Appraisal Reports"), summarizing key inputs and assumptions, on the two properties (the “M&S Appraised Properties”) in which we held ownership interests as of December 31, 2015. M&S also prepared a NAV report (the "NAV Report") which estimates the NAV per share as of December 31, 2015. The NAV Report relied upon the M&S Appraisal Reports for the M&S Appraised Properties, M&S’s estimated value of our revolving promissory notes payable – related party, and the Advisor's estimate of the value of our other assets, due to related parties and other liabilities, to calculate estimated NAV per share, all as of December 31, 2015.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share.

	As of December 31, 2015
	Value	Per Share
Net Assets:
Real Estate Properties	$32,900,000	$8.21
Non-Real Estate Assets:
Cash and cash equivalents	6,747,401
Other assets	1,194,297
Total non-real estate assets	7,941,698	1.98
Total assets	40,841,698	10.19
Liabilities:
Revolving promissory notes payable – related party	(2,055,281)
Due to related parties	(1,159,314)
Other liabilities	(1,473,413)
Total liabilities	(4,688,008)	(1.17)
NAV before Special Limited Partner’s Purchase of Additional Subordinated Participation Interests	$36,153,700	$9.02
Special Limited Partner’s Obligation to Purchase Additional Subordinated Participation Interests	3,942,870	0.98
NAV	$40,096,560	$10.00

Shares of Common Stock Outstanding	4,009,656

NAV attributable to Cash Sale of Subordinated Participation Interests:
Proceeds received through December 31, 2015	$700,000
Proceeds received during first quarter of 2016	3,942,870
Total	$4,642,870	$1.16

Independent Valuation Firm

M&S was selected by our Board of Directors to appraise the M&S Appraised Properties and prepare the NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the Advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The M&S Appraisal Reports were reviewed, approved, and signed by an individual with the professional designation of Member Appraisal Institute (“MAI”) licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its reports, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

Process and Methodology

M&S collected reasonably available material information that it deemed relevant in appraising our real estate properties. M&S relied in part on property-level information provided by the Advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements and/or lease abstracts; and (iii) information regarding recent or planned capital expenditures.

In conducting its investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the Advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, our Board of Directors, and/or the Advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, M&S made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond their control and our control. M&S also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, M&S assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, M&S’s analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the M&S Appraisal Reports, and any material change in such circumstances and conditions may affect M&S’s analyses and conclusions. The M&S Appraisal Reports contain other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from M&S’s analyses.

M&S is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between M&S, on the one hand, and us, the Sponsor, the Advisor, and our or their affiliates, on the other hand. Our Advisor engaged M&S on behalf of our Board of Directors to deliver their reports to assist in the NAV calculation and M&S received compensation for those efforts. In addition, we agreed to indemnify M&S against certain liabilities arising out of this engagement. In the two years prior to the date of this filing, M&S has not been engaged by us. M&S may from time to time in the future perform other services for us and our Sponsor or other affiliates of the Sponsor, so long as such other services do not adversely affect the independence of M&S as certified in the M&S Appraisal Reports.

Although M&S considered any comments received from us and the Advisor relating to their reports, the final appraised values of the M&S Appraised Properties were determined by M&S. The reports are addressed to our Board of Directors to assist our Board of Directors in calculating an estimated value per share of our common stock. The reports are not addressed to the public, may not be relied upon by any other person to establish an estimated value per share of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Real Estate Properties: We have ownership interests in real estate properties (collectively, the “Real Estate Properties”). As of December 31, 2015, on a collective basis, we wholly owned and consolidated the operating results and financial condition of two hospitality properties, or select services hotels, containing a total of 266 rooms.

As described above, we engaged M&S to provide an appraisal of the M&S Appraised Properties consisting of the two properties in which we held ownership interests as of December 31, 2015. In preparing the appraisal reports, M&S, among other things:

•	performed a site visit of each property in connection with this assignment or other assignments;

•	interviewed our officers or the Advisor's personnel to obtain information relating to the physical condition of each appraised property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such leased properties;

•	reviewed lease agreements for those properties subject to a long-term lease and discussed with us or the Advisor certain lease provisions and factors on each property; and

•	reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject properties, including a search of real estate data sources and publications concerning real estate buyer's criteria, discussions with sources deemed appropriate, and a review of transaction data for similar properties.

M&S employed the income approach and the sales comparison approach to estimate the value of the appraised properties.

Income Approach

The income approach involves an economic analysis of the property based on its potential to provide future net annual income. As part of the valuation, a discounted cash flow analysis (“DCF Analysis”) and direct capitalization analysis was used in the income approach to determine the value of our interest in the portfolio. The indicated value by the income approach represents the amount an investor may pay for the expectation of receiving the net cash flow from the property.

The direct capitalization analysis is based upon the net operating income of the property capitalized at an appropriate capitalization rate for the property based upon property characteristics and competitive position and market conditions at the date of the appraisal.

In applying the DCF Analysis, pro forma statements of operations for the property including revenues and expenses are analyzed and projected over a multi-year period. The property is assumed to be sold at the end of the multi-year holding period. The reversion value of the property which can be realized upon sale at the end of the holding period is calculated based on the capitalization of the estimated net operating income of the property in the year of sale, utilizing a capitalization rate deemed appropriate in light of the age, anticipated functional and economic obsolescence and competitive position of the property at the time of sale. Net proceeds to owners are determined by deducting appropriate costs of sale. The discount rate selected for the DCF Analysis is based upon estimated target rates of return for buyers of similar properties.

Sales Comparison Approach

The sales comparison approach utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject property. The appraiser analyzed such comparable sale data as was available to develop a market value conclusion for the subject property.

M&S Appraisal Reports

M&S prepared the M&S Appraisal Reports, summarizing key inputs and assumptions, for each of the appraised properties using financial information provided by us and our Advisor. From such review, M&S selected the appropriate cash flow discount rate, residual discount rate, and terminal capitalization rate in the DCF Analysis, the appropriate capitalization rate in the direct capitalization analysis and the appropriate price per unit in the sales comparison analysis.

As of December 31, 2015, our ownership interests in our Real Estate Properties were valued at $32.9 million. As of December 31, 2015, the aggregate estimated value of our interests in the Real Estate Properties was approximately $32.9 million and the aggregate cost of our Real Estate Properties was approximately $28.1 million, including $1.2 million of capital and tenant improvements invested subsequent to acquisition. The estimated value of our Real Estate Properties compared to the original acquisition price plus subsequent capital improvements through December 31, 2015, results in an estimated overall increase in the real estate value of 17.1%.

The following summarizes the key assumptions that were used in the discounted cash flow models to estimate the value of the two properties included in our Real Estate Properties, as of December 31, 2015:

Weighted-average:
Exit capitalization rate	8.86%
Discount rate	10.09%
Annual market rent growth rate	2.98%
Annual net operating income growth rate	2.95%
Holding period (in years)	10.0

Sensitivity Analysis

While we believe that the assumptions made by M&S are reasonable, a change in these assumptions would impact the calculations of the estimated value of these two properties included in our Real Estate Properties. Assuming all other factors remain unchanged, the following table summarizes the estimated change in the values of these two properties included in our Real Estate Properties which would result from a 25 basis point increase or decrease in exit capitalization rates and discount rates:

Increase of 25 basis points:
Exit capitalization rate	$(412,523)
Discount rate	(561,854)
Decrease of 25 basis points:
Exit capitalization rate	$435,798
Discount rate	574,363

Cash and Cash Equivalents: The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets: Our other assets consist of tenant accounts receivable, deposits, and prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities. Certain other items, primarily intangibles and deferred costs, have been eliminated for the purpose of the valuation because those items are already considered in our valuation of the respective investments in real estate properties or financial instruments.

Revolving Promissory Notes Payable – Related Party: The value for our revolving promissory notes payable – related party was estimated using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for mortgage loans with similar characteristics, including remaining loan term and loan-to-value ratios. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rate for mortgage loans was 6.40%.

Due to Related Parties: The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities: Our other liabilities consist of our accounts payable and accrued expenses, deposits payable and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our Board of Directors. The estimated NAV per share approved by our Board of Directors does not represent the fair value of our assets less liabilities in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and such estimated NAV per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;

•	a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares of common stock would trade at the estimated NAV per share on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or

•	the methodology used to estimate our NAV per share would be acceptable to the Financial Industry Regulatory Authority (“FINRA”) or under the Employee Retirement Income Security Act with respect to their respective requirements.

Neither FINRA, the Internal Revenue Service nor the Department of Labor provides any guidance on the methodology an issuer must use to determine its estimated NAV per share. As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with U.S. GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to the special limited partner for its subordinated participation interests in connection with a liquidation event. Accordingly, we are presenting our estimated NAV per share assuming a hypothetical liquidation event. Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently intend to update our NAV and resulting NAV per share on a quarterly basis for as long as the special limited partner’s obligation to purchase subordinated participation interests continues.”

Description of Real Estate Investments

The following disclosure is added on page 129 of the Prospectus at the end of the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS - Specific Investments”

Acquisition of a Hampton Inn Located in Lansing, Michigan

On March 10, 2016, we, through LVP HMI Lansing LLC, or LVP HMI Lansing, a subsidiary of our operating partnership, entered into an Assignment and Assumption of Purchase and Sale Agreement, or the Lansing Assignment, with Lightstone Acquisitions VIII LLC, or the Lansing Assignor, an affiliate of our sponsor. Under the terms of the Lansing Assignment, LVP HMI Lansing was assigned the rights and assumed the obligations of the Lansing Assignor with respect to that certain Purchase and Sale Agreement, or the Lansing Purchase Agreement, dated December 2, 2015, made between the Lansing Assignor as the purchaser and Ontario Hospitality Inc., or the Lansing Seller, as amended, whereby the Lansing Assignor contracted to purchase a fee simple interest in the Hampton Inn — Lansing, which operates as a Hampton Inn pursuant to an existing franchise agreement with Hampton Inn Franchise, LLC, or Hampton Inn.

On March 10, 2016, we, through LVP HMI Lansing, completed the acquisition of the Hampton Inn — Lansing from the Lansing Seller, an unrelated third party, for approximately $10.5 million, which equates to approximately $122,000 per room, excluding closing and other acquisition related costs. The acquisition was funded with offering proceeds. In connection with the acquisition, our advisor received an acquisition fee equal to 1.0% of the purchase price of $10.5 million, or approximately $105,000.

The Hampton Inn - Lansing was built in 2013 by a local owner/operator. We expect to complete certain renovations and improvements to bring the Hampton Inn - Lansing up to latest standards at an estimated cost of $500,000 which will be funded with offering proceeds.

We established a TRS, LVP HMI Lansing Holding Corp, or LVP HMI Lansing TRS, which has entered into an operating lease agreement for the Hampton Inn — Lansing, or the Lansing Lease Agreement. The Lansing Lease Agreement, which has an initial term of five years and provides for rent equal to 38.5% of gross revenues, as defined. The Lansing Lease Agreement provides for two additional five-year extensions and may be terminated with requisite written notice, by either party, in advance of the anniversary date.  LVP HMI Lansing TRS also entered into a management agreement with an unrelated third party for the management of the Hampton Inn — Lansing commencing on March 10, 2016 and a 15-year franchise agreement, or the Franchise Agreement with Hampton Inn, pursuant to which the Hampton Inn — Lansing will continue to operate as a “Hampton Inn,” commencing on March 10, 2016.

The capitalization rate for the acquisition of the Hampton Inn — Lansing is approximately 12.0%. We calculate the capitalization rate for a real property by dividing net operating income of the property by the purchase price of the property, excluding costs. For purposes of this calculation, net operating income is based upon the twelve-month period ended November 30, 2015. Additionally, net operating income is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation.

The average occupancy rate, the average daily rate, or ADR and the revenue per available room, or RevPAR, are as follows:

Period	Average Occupancy Rate	ADR	RevPAR
Year ended December 31, 2015	68.0%	$126.62	$86.04
Year ended December 31, 2014	65.0%	$126.38	$82.16
Year ended December 31, 2013	40.2%	$125.98	$50.63

Depreciation is taken on the property. To the extent that property is acquired for cash, the initial basis in such property for U.S. federal income tax purposes generally is equal to the purchase price paid. We generally depreciate such depreciable property for U.S. federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

The basis of the property for U.S. federal income tax purposes generally approximates its net book value in accordance with GAAP.

Realty taxes paid and/or accrued for the year ended December 31, 2015 were approximately $0.1 million, at an annual rate of 2.7%. We believe that the tax rate will not change materially after completion of the renovations and improvements.

We believe the Hampton Inn — Lansing is favorably located in Lansing, Michigan which is the home of Michigan State University as well as the state capitol of Michigan, is adequately insured, has acceptable roadway access and is well maintained.  The Lansing market has diverse demand generators including Michigan State University and state government which are considered recession resistant.  Additionally, the Hampton Inn - Lansing currently operates at revenue per available room of $85. The Hampton Inn - Lansing is subject to competition from similar properties within its market areas, and its economic performance could be affected by changes in local economic conditions.

Acquisition of a Courtyard by Marriott Located in Warwick, Rhode Island

On March 23, 2016, we, through LVP CY Warwick LLC, or LVP CY Warwick, a subsidiary of our operating partnership, entered into an Assignment and Assumption of Purchase and Sale Agreement, or the Warwick Assignment, with Lightstone Acquisitions LLC, or the Warwick Assignor, an affiliate of our sponsor.  Under the terms of the Warwick Assignment, LVP CY Warwick was assigned the rights and assumed the obligations of the Warwick Assignor with respect to that certain Purchase and Sale Agreement, or the Warwick Purchase Agreement, dated February 11, 2016, as amended, made between the Warwick Assignor, as the purchaser, and Warwick Lodgings LLC, as the Warwick Seller, whereby the Warwick Assignor contracted to purchase a fee simple interest in the Courtyard - Warwick, which operates as a Courtyard by Marriott pursuant to an existing franchise agreement with Marriott International, Inc., or Marriott.

On March 23, 2016, we, through LVP CY Warwick, completed the acquisition of the Courtyard - Warwick from the Warwick Seller, an unrelated third party, for approximately $12.4 million, which equates to approximately $135,000 per room, excluding closing and other acquisition related costs. The acquisition was funded with offering proceeds. In connection with the acquisition, our advisor received an acquisition fee equal to 1.0% of the purchase price of $12.4 million, or $124,000.

The Courtyard - Warwick was built in 2003 by the Seller. Substantial public area and guest room renovations were completed in 2011 and 2014, respectively. We expect to complete certain renovations and improvements to bring the Courtyard - Warwick up to latest standards at an estimated cost of $300,000 which will be funded with offering proceeds.

We established a TRS, LVP CY Warwick Holding Corp or LVP CY Warwick TRS, which has entered into an operating lease agreement for the Courtyard - Warwick, or the Warwick Lease Agreement. The Warwick Lease Agreement, which has an initial term of five years and provides for rent equal to 34.0% of gross revenues, as defined. The Warwick Lease Agreement provides for two additional five-year extensions and may be terminated with requisite written notice, by either party, in advance of the anniversary date.  LVP CY Warwick TRS also entered into a management agreement with an unrelated third party for the management of the Courtyard - Warwick commencing on March 23, 2016 and a franchise agreement, or the Franchise Agreement, with Marriott, pursuant to which the Courtyard - Warwick will continue to operate as a “Courtyard by Marriott,” commencing on March 23, 2016 through August 9, 2030.

The capitalization rate for the acquisition of the Courtyard - Warwick was approximately 8.3%. We calculate the capitalization rate for a real property by dividing the net operating income (“NOI”) of the property by the purchase price of the property, excluding costs. For purposes of this calculation, NOI was based upon the twelve-month period ended January 31, 2016. Additionally, NOI is all gross revenues from the property less all operating expenses, including property taxes and management fees but excluding depreciation.

The average occupancy rate, the average daily rate, or ADR and the revenue per available room, or RevPAR, are as follows:

Period	Average Occupancy Rate	ADR	RevPAR
Year ended December 31, 2015	79.1%	$129.35	$102.27
Year ended December 31, 2014	77.7%	$119.13	$92.53
Year ended December 31, 2013	73.6%	$116.68	$85.86
Year ended December 31, 2012	74.9%	$112.57	$84.36
Year ended December 31, 2011	72.7%	$108.25	$78.70

Depreciation is taken on the property. To the extent that property is acquired for cash, the initial basis in such property for U.S. federal income tax purposes generally is equal to the purchase price paid. We generally depreciate such depreciable property for U.S. federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

The basis of the property for U.S. federal income tax purposes generally approximates its net book value in accordance with GAAP.

Realty taxes paid and/or accrued for the year ended December 31, 2015 were approximately $0.2 million, at an annual rate of 3.0%. We believe that the tax rate will not change materially after completion of the renovations and improvements.

We believe the Courtyard - Warwick is favorably located in Warwick, Rhode Island, is adequately insured, has acceptable roadway access and is well maintained.  The Courtyard - Warwick is subject to competition from similar properties within its market areas, and its economic performance could be affected by changes in local economic conditions.

Share Repurchase Program

The third paragraph under the heading “SHARE REPURCHASE PROGRAM” on page 177 of the Prospectus is hereby deleted and replaced with the following disclosure:

“Subject to the limitations described in this prospectus, stockholders may sell their Common Shares back to us at the repurchase price determined by our board of directors. The initial repurchase price, as determined by our board of directors, is as follows:

•	in the case of the death of a stockholder: our estimated NAV per Common Share;
•	the below percentages, except for in the case of the death of a stockholder, our estimated NAV per Common Share multiplied by:
o	92.5% for stockholders who have continuously held their Common Shares for at least one year;
o	95% for stockholders who have continuously held their Common Shares for at least two years;
o	97.5% for stockholders who have continuously held their Common Shares for at least three years; and
o	100% for stockholders who have continuously held their Common Shares for at least four years.”

Plan of Distribution

The third paragraph under the heading “The Offering” on page 187 of the Prospectus is hereby deleted and replaced with the following disclosure:

“Our board of directors arbitrarily determined the offering price of the Common Shares in this offering based primarily on the range of other REITs that do not have a public trading market. Although the offering price of the Common Shares in this offering is currently equal to our estimated NAV per share as of December 31, 2015, the valuation methodologies underlying our estimated NAV and NAV per share involve subjective judgments. Valuations of real properties do not necessarily represent the price at which a willing buyer would purchase our properties; therefore, there can be no assurance that we would realize the values underlying our estimated NAV if we were to sell our assets and distribute the net proceeds to our stockholders. In addition, the values of our assets and liabilities are likely to fluctuate over time. Consequently, the offering price of our Common Shares may not reflect the price at which the Common Shares would trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder would receive if we were liquidated or dissolved.”

The third paragraph on page 189 of the Prospectus is hereby deleted and replaced with the following disclosure:

“To the extent necessary to comply with FINRA rules, we will provide, at least annually, a per share estimated value of our Common Shares, the method by which we developed such value and the date of the data we used to estimate such value.”